UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Annual and Special Meeting of Shareholders of LeddarTech Holdings Inc. Notice-and-Access Notification to Shareholders
99.2	Notice of Meeting and Management Information Circular for the Annual General and Special Meeting of Shareholders of LeddarTech Holdings Inc. to be Held on March 26, 2025
99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: February 25, 2025

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